Exhibit 4(6)

EIDOS PLC WIMBLEDON BRIDGE HOUSE 1 HARTFIELD ROAD WIMBLEDON LONDON SW19 3RU

TELEPHONE +44 (0)20 8636 3000

FACSIMILE +44 (0)20 8636 3001

Written Particulars of Employment, issued under the Employment
Rights Act 1996, under which

Eidos Plc

employs

Mike Arnaouti

This period of continuous employment began on 17th June 2002.

The following terms of employment will exist from 1st September 2002.

1.	Salary
You will be paid an annual salary of £130,000. This will be reviewed on an annual basis by the Board of Directors of the Company. Salary will be paid through bank automated credit transfer, in 12 equal instalments, not later than the end of each month, and normally on the 28th day.

You are eligible to join the company bonus scheme, details of which are enclosed.

2.	Job Title
You are employed as Company Secretary, responsible to the CEO, Mike McGarvey. You may be requested to undertake a range of duties appropriate to this job title. Specific objectives and tasks will be set out in periodic performance appraisals and/or in a written job statement.

3.	Place of work
You are based at Wimbledon. However, you may be expected to attend other company premises and off-site meetings from time to time. The Company reserves the right to appoint you to other positions (whether within the company or any Associated Company) and to base you at other locations, whether temporarily or permanently, as the needs of the business require.

4.	Working Abroad
This employment will not require you to work outside the UK for more than one month as a continuous period.

5.	Hours of Work
Standard hours of work are from 9am to 5.30pm, Monday to Friday. There will be a lunch break of one hour to be taken at a time convenient to the needs of the department. You may be required to work such additional hours as are necessary for the competent execution of your duties, and no further payment will be made for such additional working.

6.	Notice Period
Your employment shall continue unless terminated by either party serving minimum written notice of 6 months, although this will not affect any statutory right to a longer notice period to be provided to you by the Company (currently one week per completed year of service, up to a maximum of 12).

7.	Employment Status
You are employed as a non-temporary employee, and there is no fixed-term for this employment contract.

8.	Collective Agreements
There are no collective agreements in force that directly affect the terms and conditions of your employment.

 REGISTERED IN ENGLAND NO.2501949. REGISTERED OFFICE : WIMBLEDON BRIDGE HOUSE, I HARTFIELD ROAD, WIMBLEDON, LONDON, SW19 3RU

9.	Leave
The holiday year runs from and to Christmas Day each year. You are eligible for 25 days annual leave per annum, although the Company reserves the right to designate up to 4 compulsory leave days over the Christmas and New Year period.

The total leave will accrue monthly, in twelve equal parts, rounded to the nearest whole day. A holiday form should be completed by you and signed by your manager prior to taking any holiday. Accrued holiday not taken on leaving this employment will be paid in lieu, excess holiday payments made will be deducted from final salary, except in cases of summary dismissal for gross misconduct when all entitlement will be forfeited.

In no circumstances will money be paid in lieu of annual leave, nor can leave be transferred from one holiday year to the next, except at the express request of your manager, where a period of grace to the end of the following March may be granted.

All statutory bank and public holidays are recognised by the company.

10.	Pension, Contracting-out Certificate and Retirement Age
Eidos operate a Group Private Pension Plan, whereby a private plan is set up for you as an individual, benefiting from the shared administration costs of a group scheme. Entry to the pension plan will be offered to you within two months of your commencement date, and you will be provided with financial illustrations for your pension, details of the plan, and the opportunity to meet with the pension advisors. The company will make a monthly contribution to your pension at 12% of your annual salary. You are not required to contribute yourself unless you wish to.

Due to administrative constraints, it is not possible for Eidos to make contributions to any other personal pension outside the Eidos plan. However, whilst you can continue to contribute to any other personal pension plan you have up to Inland Revenue limits, you may wish to note that most reputable pension providers will allow you a contributions holiday. The Eidos plan has been set up to allow a competitive transfer value should you leave the company in the future.

No pensions contracting-out certificate is in force for this employment. The normal retirement age for all employees of the Company is 60 years.

11.	Life Assurance
You will be covered by our Group Life Insurance policy, subject always to the rules of the policy from time to time in force and subject always to your health not being such as to prevent the Company from obtaining cover on terms the Company finds reasonable. Once covered, should you die whilst still in the service of the company, a sum equal to 4 times annual salary will be paid to your nominated next of kin.

12.	Sickness Absence and Permanent Health Insurance
All sickness absence must be notified to your manager within one hour of your normal start time, subject to the rules on statutory sick pay. Where this requirement is met the company may, at its discretion, continue to pay your full salary for up to three months of certificated sickness absence, which will be inclusive of any statutory sick pay to which you may be entitled. You will be covered by our Permanent Health Insurance scheme, which will provide 75% of full salary after three months absence and until normal retirement age, providing continuing inability to work can be proved, and subject always to the rules of the scheme from time to time in force.

13.	Critical Illness Insurance
You will be covered by the Eidos Critical Illness insurance policy. Once covered, if during your employment with Eidos you survive a critical illness for one month or longer (e.g. stroke, heart attack, life-threatening cancer or other like illness specified in the policy), a payment of 4 times annual salary will be made to you, under the insurance policy, and subject always to the rules of the scheme from time to time in force.

14.	Private Medical Insurance
We will provide you with private medical and dental insurance cover with immediate effect. Scales of cover and exclusions will be notified to you from time to time, and are at the sole discretion of the company.

We will also provide cover for your spouse and children, where applicable, on the same basis as above subject always to the rules of the scheme from time to time in force and subject to their health not being such as to prevent the Company from obtaining such cover on reasonable terms.

15.	Company Car
You will be provided with a company leased car appropriate to your seniority within the company. The Company will bear the cost of insuring, testing, taxing, repairing and maintaining it and shall reimburse you with the cost of fuel incurred during business mileage. You will take good care of the vehicle and are required to ensure that the provisions of the Company Car Policy are observed in all respects, particularly regularly servicing as perscribed by the manufacturer.

16.	Share Options and Share Save Scheme
Eidos operates (with the Yorkshire Building Society) an Inland Revenue approved Savings Related Share Option Scheme.

You will be eligible to join ShareSave immediately.

Subject to the rules of the Employee Share Option Scheme the Company granted you 75,000 Share options, effective 3rd September 2002.

17.	Disciplinary Procedure
The company disciplinary procedure has been drawn up with reference to the ACAS code of practice, and relates to the policy and procedure to be followed in cases of misconduct by any employee. The full policy is enclosed as Appendix 1, and includes guidance on how to appeal against disciplinary action.

18.	Grievances arising from employment
Any formal grievance relating to your employment with the company should be made in writing to the HR Director at the company's Head Office. The HR Director will consult with you and your direct manager on the circumstances of any grievance, and will attempt to resolve the issue and confirm action taken within 15 working days. Should you not be satisfied by this action, a further written appeal should be submitted within 15 working days to the HR Director, who will attend a meeting between you and your manager's manager. Any action arising from this meeting will be confirmed to you in writing as soon as reasonably practicable. There will be no further right of appeal, and in no case will there be any appeal beyond the Chief Executive.

19.	Health and Safety
You are reminded that you have a statutory duty to observe all health and safety rules, and take reasonable care to promote the health and safety at work of yourself and your colleagues.

20.	Confidentiality
It is highly likely that during your employment, you will learn or gain access to information of a confidential nature concerning, for example, the business of the Company or any Associated Company and their clients. You must not under any circumstances without the prior consent of the Company and both during your employment and after its termination, disclose or use for your own purposes any such information, unless such disclosure or use is necessary for the proper performance of your duties.

Further, you will not make any statement to the press, radio, television or any other media nor will submit for publication any letter or articles or book relating directly or indirectly to the business or affairs of the Company or any Associated Company without first obtaining the written consent of a Director. The exception to this will be those occasions when the media are invited to our offices by the management to review work in progress.

It is of vital importance to the Company to maintain confidentiality where necessary. Therefore, any breach of this clause during employment will be regarded as gross misconduct and may lead to your summary dismissal.

21.	Duties and Restrictions During Employment
You shall comply with all reasonable requests, instructions and regulations relating to the Company or any Associated Company made by the Board of Directors of the Company or by anyone authorised by it from time to time. You shall devote the whole of your time and attention and ability to your duties during working hours.

You shall work and faithfully serve the Company to the best of your ability and use your best endeavours to promote the interests of the Company, giving at all times the full benefit of your knowledge, expertise and technical skills.

You shall not, without the written consent of the Company, directly or indirectly be engaged in any other business whatsoever, providing that you shall not be prohibited from holding by way of investment any securities listed or dealt on the Stock Exchange and comprising not more than 5% of the securities of the class in question.

You confirm that you have no obligation to any previous employer or to any other company or individual which prevents you from taking up employment with the Company.

On the termination of your employment, you shall deliver up to the Company all correspondence, documents, lists, disks and other papers (or other means of storing or recording information) and all other property belonging to the Company or an Associated Company which may be in your possession or under your control, and you shall not take any copies thereof without the written consent of a Director.

22.	Duties and Restrictions After Employment
In view of your position within the Company, you acknowledge that you are likely to obtain in the course of your employment with the Company and any Associated Company, knowledge of trade secrets, know-how, techniques, methods, lists, computer programmes and software and other confidential information relating to the Company and its Associated Companies and their employees and clients, and in order to safeguard the goodwill of the Company and its Associated Companies in connection with its clients, suppliers and employees you agree to the restrictions set out in this clause.

You hereby undertake with the Company that (except with the prior written consent of the Company which shall not be unreasonably withheld) after the termination of your employment whether by yourself, your employees or agents or otherwise howsoever and whether on your own behalf or for any other person, firm or company, you will not:–

(i)	for a period of six months entice, solicit or endeavour to entice or solicit away from the Company or any Associated Company any officer, employee or consultant to the Company or any Associated Company with whom you had material contact during the course of your employment (provided that this clause shall not prevent you from employing general administrative staff of the Company or any Associated Company);

(ii)	for a period of six months interfere or seek to interfere with the supply to the Company or any Associated Company of any services by any supplier who during the period of twelve months immediately preceding such termination shall have supplied services to the Company or any Associated Company and with whom you had material contact, nor will you interfere or seek to interfere with the terms on which such supply during such periods as aforesaid has been made;

(iii)	for a period of six months, entice, solicit or endeavour to entice or solicit away from the Company or any associated Company the business of any person, firm or company who during the period of twelve months preceding the date of such termination was a client of the Company or any Associated Company with whom you had contact as an employee of the Company.

For the purposes of this sub-clause "client" shall include any third party with whom the Company or any Associated Company was (during the said period) in negotiation in respect of the provision of services or to whom the Company or any Associated Company had (during the said period) made or been requested to make an offer to provide services.

; and

(iv)	for a period of three months carry on or be concerned in or connected in any business or concern which is a competitor of the Company or any Associated Company.

{For the purposes of this clause, "competitor" shall include any person or other business which is involved in the development, production, use, manufacture, publication, marketing, distribution, sale or supply of electronic games, electronic simulation systems or similar or otherwise of technology, know-how (including computer software) or services connected with compression and/or decompression of electronic images, or with electronic games, electronic simulation systems or similar.}

Each of the restrictions aforesaid constitutes an entirely separate, severable and independent restriction on the Employee.

23.	Equal opportunities
Eidos is committed to providing equal employment opportunities to all applicants and employees without regard to race, colour, religion, sex, marital status, pregnancy, age, physical or mental disability, medical condition, national origin, sexual orientation, or any other characteristic protected under UK law. This policy extends to recruitment, promotions, provision of training, and transfers. In keep with this commitment, we are always willing to consider job sharing applications from new or existing staff. All employees are required to adhere to this policy at all times. Those in positions of recruiting or training staff have additional obligations under this policy. Non-adherence to this policy may be viewed as gross misconduct.

24.	Expenses
Within such limits as the Company may from time to time lay down, all expenses wholly, exclusively and necessarily incurred by you in carrying out your duties will, on production of appropriate receipts or vouchers, be reimbursed to you. Those employees regularly incurring substantial expenses are issued with a Company Credit Card, which must be used for all expenses incurred, barring foreign travel.

25.	Deduction of Money Owed
If at any time money is owed and payable by you to the Company whether under this letter of appointment or otherwise, it is agreed that the Company may deduct the sums from time to time owed, from any payment due to you from the Company.

26.	Miscellaneous
The Company reserves the right to reasonably amend the terms of your employment from time to time.

This letter of appointment supersedes all other agreements, whether written or oral, between you and the Company and you acknowledge that you are not entering into it in reliance on any representation that is not set out in this letter.

27.	Definition
In this letter, "Associated Company" shall include any companies owned by the Company or which have common control with the Company.

Issued on behalf of Eidos Plc.

Signed ....................................................................	date ....................................................................
HR Manager

I hereby accept and acknowledge receipt of the written particulars of employment, of which this document is an accurate copy, together with Appendix 1 setting out the Disciplinary Policy, Appendix 2 setting out the Share Dealing Code, and the terms set out in the Eidos Operations Manual, which will be made available to you upon commencing employment.

Signed ....................................................................	date ....................................................................

APPENDIX 1: DISCIPLINARY POLICY

In any organisation, it is essential that certain standards of performance and behaviour are maintained to protect the Company's performance in addition to the well being of its employees. The following procedures are designed to ensure fairness in the way that employees are treated where performance or behaviour falls below acceptable standards. The primary aim is to encourage improvement in conduct, not to apply a sanction.

When will it be used?

In general, any minor shortcomings on the part of an employee in terms of behaviour or meeting job objectives/requirements are brought to his/her attention by their Manager in an informal manner, focusing on possible assistance to rectify the problem. Only where improvement does not take place, or where the shortcomings are rather more serious than a temporary minor lapse, will the disciplinary procedure become appropriate. The procedure applies equally to all employees.

Who conducts the disciplinary meeting?

All disciplinary meetings will be conducted by the employee's line manager. In the line manager's absence, their Departmental Director, the HR Manager or the HR Director will conduct the meeting.

What rights does an employee have at a disciplinary meeting?

•	The right to know in good time the reasons for the disciplinary meeting, so as to prepare for it.

•	The right to be accompanied by a fellow employee if they so wish.

•	The right to hear the reasons for invoking the procedure.

•	The right to have all aspects of the case investigated.

•	The right to state his/her case and answer the allegations.

•	The right to be told the disciplinary action to be taken and the corrective action required from him/her together with any timetable for acceptable resolution.

•	The right to be advised of this procedure, and the consequences of not meeting the corrective action required.

•	The right to be advised of the appeal procedure.

The meeting should take place within five working days of the offence and the disciplinary decision should be communicated to the employee within 48 hours of the meeting.

What are the stages of the procedure?

The decision to issue any disciplinary action will be taken by the person conducting the disciplinary meeting.

Stage 1 – Verbal Warning.

For a minor offence, a verbal warning is the first stage of disciplinary procedure. A copy of the verbal warning will be placed on the employee's file and will remain live for 6 months. The notes and details of the warning will remain on file for 2 years.

Stage 2 – Written Warning.

For a repeated minor offence of a similar nature or a more serious offence, stage 2 of the disciplinary procedure will be invoked.

A copy of the written warning will be placed on the employee's file and will remain live for 1 year. The notes and details of the warning will remain on file for 2 years.

Stage 3 – Final Warning.

For a repeated offence where a written warning has already been issued, or for a first offence so serious that repetition could lead to dismissal, stage 3 will be invoked.

A copy of the final written warning will be placed on the employee's file and will remain live for 1 year. The notes and details of the warning will remain on file for 2 years.

Stage 4 – Dismissal.

For continued repetition of the offence, or failure to meet the improvements required set out in the final written warning letter, the employee will be dismissed. The decision to dismiss may not be taken without prior reference to the Human Resources Director. The decision to dismiss the employee, if confirmed, will be communicated to the employee and later confirmed in writing. The employee will be advised of their rights of appeal (appeal procedures set out below). In cases of gross misconduct, the employee may be summarily dismissed. Examples of gross misconduct include but are not limited to:

•	Threatening or engaging in physical violence

•	Drunk or under the influence of drugs whilst at work

•	Theft, misappropriation or unauthorised possession of company property

•	Actions likely to jeopardise the health and safety of employees and others in the workplace

•	Failure to obey a reasonable management instruction after reasonable warning.

•	Deliberate failure to comply with company procedures.

•	Unauthorised disclosure of confidential company information to a third party.

•	Claiming allowance, money, etc to which there is no entitlement.

•	Acts of sexual harassment

•	Any acts that may bring the company into disrepute

When gross misconduct is suspected, the employee will be suspended on full pay for up to five working days to allow for a full investigation of the case. Having established that there is a case for the employee to answer, the employee will be invited to attend a disciplinary meeting.

If, following the disciplinary meeting the decision is taken to dismiss the employee on grounds of gross misconduct, this will be without notice, payment in lieu or entitlement to pay for holidays accrued. The decision will be communicated to the employee and confirmed in writing together with details of the appeal procedure.

What is the right of appeal?

Any appeal against disciplinary action should be made in writing to the Human Resources Director within five working days of the disciplinary action. It should set out the grounds for the appeal.

An appeal against a verbal/written/final written warning will be held by the disciplinary Manager's own Head of Department or Director. He/she will carry out a full review of the facts, which may involve a further meeting with the employee and the employee's manager. Following this review, a written reply to the employee's comments will be made and any other appropriate action taken.

An appeal against dismissal will be held by the appropriate Departmental Director, except where he/she has taken the decision to dismiss, in which case the appeal will be reviewed by the Human Resources Director. There is no further right of appeal.

Where do I go for further advice?

The Human Resources Director would be pleased to discuss any aspect of this procedure with you.

APPENDIX 2: SHARE DEALING CODE

In order to comply with the Criminal Justice Act 1993 and the Regulations of the London Stock Exchange, the Company has introduced the following rules which apply whenever an employee of Eidos plc ("the Company") or one of its subsidiaries wishes to buy or sell shares in the Company:

1)	Before any dealing in the shares takes place, you must obtain written approval from any two Board directors. The Directors will either:

give consent;

refuse consent (in which case no explanation need be given); or

give approval subject to obtaining written consent from a third party.

2)	If written approval is given, an Authorisation Form (which can be obtained from Charlotte Eastwood ("the Company Secretary") must be completed before any deal is carried out. The Company Secretary will keep a record of such dealings.

3)	Each person must obtain consent individually.

4)	This code applies to directors and employees and to their spouses and children under the age of 18, and to dealings by any trust, private company or investment manager with which any of the above people have a connection.

5)	You have a duty to advise those people described in paragraph 4 that certain dealing restrictions have been imposed on you and that there are certain periods during which time neither you nor they may deal in the Company's shares (see paragraphs 7 and 8 below). You must also ask such people to tell you immediately they have dealt in the Company's shares.

6)	Unless previously approved by the Directors, all transactions must be made through the Company's stockbrokers.

7)	You may not deal in the Company's shares in the two months immediately preceding the preliminary announcement of the Company's annual results and in the period of one month immediately preceding the announcement of quarterly results nor on considerations of a short term nature.

8)	You may not deal in the Company's shares when you are in possession of unpublished price-sensitive information. If you are in any doubt about whether something constitutes unpublished price sensitive information, you should contact the Company Secretary.

9)	In an approved transaction, the Company Secretary must be given a copy of the relevant contract note not more than 2 business days after the date of the transaction.

At present there is a limited exception, namely that an employee buying or selling a maximum of 500 shares in any one transaction (with a maximum of 2,000 shares being bought or sold in any period of 12 months) may do so without obtaining the prior written approval. However, the employee would still be obliged to notify the Company Secretary of the transaction and be required to execute it through the Eidos brokers.

By Order of the Board
Company Secretary